UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE:

Farmmi, Inc. (the “Company”) convened an extraordinary general meeting of shareholders (the “Meeting”) on February 24, 2026, at 10:00 A.M., local time (9:00 P.M., Eastern Time, on February 23, 2026) in Lishui City, Zhejiang Province, China. A total of 10,271,384 shares of the Company’s Class A ordinary shares and Class B Ordinary Shares present in person or by proxy, representing 74.35% of the total issued voting shares entitled to vote at the Meeting and constituting a quorum for the transaction of business. The Meeting was properly convened.

The following is a brief description of the final voting results for the proposal submitted to a vote of the shareholders at the Meeting.

1. Special Resolution THAT, subject to and conditional upon compliance at all times with the Companies Act (Revised) in respect of the Capital Reduction (as defined below), with effect from the date on which these conditions are satisfied, the authorised share capital of the Company be reduced to US$50 divided into 4,500,000,000 Class A Ordinary Shares of US$0.000,000,010 nominal or par value each, and 500,000,000 Class B Ordinary Shares of US$0.000,000,010 nominal or par value each, by the reduction of the par value of each Class A share and each Class B share by US$2.399,999,990 (the “Capital Reduction”). The votes of the shareholders were as follows:

Total Votes	For	Against	Abstained
Class A Ordinary Shares and Class B Ordinary Shares	10,447,932	12,646	583

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: February 25, 2026	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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